Exhibit 2

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES NI 43-101 RESOURCE ESTIMATES
FOR ITS EZ1 AND EZ2 DEPOSITS
Toronto, ON — August 7, 2009... Denison Mines Corp. (DML:TSX) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report that it has received independent resource estimates for its EZ1 and EZ2 deposits which are located in north central Arizona. These deposits are on the Arizona Strip where the Company also has three mines in various stages of development including the Arizona 1, Pinenut and Canyon mines. The estimates were prepared by Denison and reviewed and audited by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) in accordance with the requirements of National Instrument 43-101 (“NI 43-101”).
In the report titled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.”, dated June 24, 2009 (the “Report”), Scott Wilson RPA has estimated the EZ1 and EZ2 mineral resources as follows:
EZ1 and EZ2 Mineral Resource Estimates — June 24, 2009
Scott Wilson Roscoe Postle Associates Inc.

			Grade	Contained U3O8
Deposit	Category	Tons	% eU3O8	(pounds)
EZ1	Inferred	110,500	0.51	1,127,000
EZ2	Inferred	113,700	0.43	978,000

Notes:

(1)	A cut-off grade of 0.2% eU3O8 was used.

(2)	Grades were converted from gamma log data and are therefore equivalent U3O8 (eU3O8).

(3)	High grades for EZ1 were cut to 10%.

(4)	High grades for EZ2 were cut to 5%.
The EZ1 and EZ2 deposits are located on U.S. Bureau of Land Management (“BLM”) claims and are not subject to the recent proclamation of the U.S. Department of Interior Secretary Mr. Ken Salazar which removed nearly one million acres of federal lands in the Arizona Strip district for two years while the Department of Interior evaluates whether to withdraw these lands from new mining claims for an additional 20 years. Denison is currently working with the BLM on the preparation of an Environmental Impact Statement for the development of these two deposits as one mining complex.
Scott Wilson RPA was retained to independently review and audit the mineral resources at EZ1 and EZ2. Messrs. Christopher Moreton, Ph.D., P.Geo., and Mr. David Ross, M.Sc., P.Geo., are the Qualified Persons pursuant to NI 43-101 who have verified the data disclosed and were responsible for preparation of the Report. Messrs. Moreton and Ross have reviewed the technical contents related to the resource estimates contained in this release. A copy of the Report will be available on SEDAR (www.sedar.com).
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.

For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the following and as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009,availiable at http://www.sedar.com and its Form 40-F available at http://www.sec.gov. including: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.